SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2005

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

May 2005

Description	Page
Press Release, dated May 11, 2005
PSi Technologies Reports First Quarter 2005 Results	3

PSi TECHNOLOGIES REPORTS FIRST QUARTER 2005 RESULTS

South San Francisco, CA & Manila, Philippines – May 11, 2005 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the first quarter ended March 31, 2005:

Highlights

•	Consolidated revenues of $19.2 million, an increase of 2.0% on a quarter-over-quarter basis, and an increase of 1.8% on year-over-year basis.

•	China revenues of $1.2 million, an increase of 59.9% on a quarter-over-quarter basis.

•	Gross margin of (1.5)%, versus (3.3)% in the previous quarter and 4.8% in 1Q04.

•	Operating loss margin, of (13.2)% versus (15.8)% in the previous quarter.

•	EBITDA margin, of 7.0%, versus 5.8% in the previous quarter and 13.3% in 1Q04.

•	Fully diluted EPS of $(0.17) per share, versus EPS of $(0.23) per share in the previous quarter and $(0.10) in 1Q04.

First Quarter Financial Results

Revenues for the first quarter of 2005 totaled $19.2 million, a 2.0% sequential increase compared to $18.8 million in the previous quarter, and a 1.8% increase compared to revenues of $18.9 million for the first quarter of 2004. Revenues from the Company’s top 5 customers were $16.0 million, a 6.6% increase compared to $15.0 million in the previous quarter, and a 4.2% increase over the same period last year. During the quarter, China contributed $1.2 million in revenues, a 59.9% sequential increase versus the previous quarter.

The Company’s largest customers for the first quarter (in alphabetical order) were Infineon Technologies, ON Semiconductor, Philips and ST Microelectronics. Products packaged for those customers are used in a variety of end user applications, with particular focus on automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

Sales of power semiconductor packages comprised 96.6% of first quarter revenues, or $18.6 million, a 6.9% sequential increase versus $17.4 million in the previous quarter, and a 7.6% increase compared to the same period last year.

“Our Philippine and China sites exhibited differing revenue trends during the quarter,” said Arthur J. Young, Jr., Chairman and CEO. “Following the sequential monthly decline in loadings during the fourth quarter, loadings in our Philippine facilities bottomed in January and subsequently posted strong month-over-month growth, with March being the strongest month of the quarter due to the replenishment of inventory by our customers. On the other hand, revenues from our China facility continued to expand as we stabilized operations and started shipping product from the lines transferred during the third and fourth quarters of 2004.”

PSi Technologies Holdings, Inc.

First Quarter 2005 Results

Consolidated gross margin was (1.5)% in the first quarter, versus (3.3)% in the previous quarter and 4.8% in the same period last year.

“We entered the quarter with the goal of setting the Philippine business up to consistently make profits at lower run-rates,” said Young. “Initial pilot activities in the area of strategic China sourcing, improving process flow by segmenting the production area according to package type, reducing manpower and improving operational efficiencies mitigated a 5% sequential increase in utilities expense and yielded about $180,000 in cost savings during the quarter. In March, the gross margins of our Philippine operations recovered to approximate third quarter 2004 levels.”

“China benefited from higher operating leverage as loadings increased, leading to a 59.9% expansion in sales with only a 22.5% increase in cost of goods,” said Young. “In March, China contributed positively to consolidated gross profits.”

Operating expenses declined by more than $128,000 on a sequential basis, to $2.5 million in the first quarter, due primarily to tighter cost controls in Philippine operating expenses, which mitigated the 36.1% increase in Research and Development costs attributable to the development of the Company’s Power QFN (Quad, Flat, No-Lead) Package.

Operating loss margin improved to (13.2)% in the first quarter versus (15.8)% in the previous quarter and (7.1)% in the same period last year. Consolidated operating loss margin for March was (5.6)%.

“We are encouraged that the cost reduction measures in the Philippines and expansion in loadings in China resulted in a noticeable reduction in operating loss,” said Young.

EBITDA margin was 7.0% for the first quarter, up from 5.8% in the previous quarter.

First quarter net loss was $(2.8) million or $(0.17) per diluted share, compared to $(3.8) million in the previous quarter or $(0.23) per diluted share.

Balance Sheet Highlights

Cash and cash equivalents totaled $0.4 million in the first quarter, versus $2.1 million at the end of 2004.

Capital expenditures totaled $3.1 million in for the quarter, which was partially offset by $1 million in proceeds from the sale of the Company’s unutilized third site in the Philippines. Discussions are ongoing with third parties for the disposal of other unutilized properties and equipment.

The long-term liability account of $1.6 million as of March 31, 2005 represents the carrying amount of the Exchangeable Note issued in July 2003, net of the amortization of discount representing the embedded conversion feature of the Note.

The Company is continuing discussions with its major shareholders for an equity infusion to strengthen the Company’s balance sheet.

As of March 31, 2005, tangible book value was $2.82 per share on 13,289,525 outstanding shares, or $2.23 per share on a fully diluted basis.

Business Outlook

Commenting on the Company’s business outlook and going-forward strategies, Young said: “PSi

PSi Technologies Holdings, Inc.

First Quarter 2005 Results

is sharply focused on reducing the cost base and improving the efficiencies of the Philippine operations to insulate the Company from the volatility of our customers’ loadings, supporting the growth momentum of our China operations to make it a self-sustaining business, rationalizing the package portfolio and introducing newer and more advanced packaging technologies. These are the drivers of our margins in future periods.”

“In the Philippines, we expect to continue to streamline the layout of our main facility and simplify our organization to allow for lower costs and faster decision-making to respond to challenging and uncertain market conditions,” said Young. “These initiatives are expected to yield cost savings ranging from 5 to 6 percentage points by the fourth quarter. Additionally, to improve the profitability of poorly-performing or marginal packages and mitigate the impact of higher commodity prices, we have successfully negotiated for selective price increases effective April and May.”

“We also expect to announce the appointment of a Chief Operating Officer with experience in developing and implementing turn around strategies in the coming days,” said Young.

“The Company is currently in qualifications with various customers for its Power QFN Package. The start of limited production is anticipated in the third quarter. Similarly, we expect to file patents related to the intellectual property developed for the Power QFN package.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Edison G. Yap, CFA (63 917)894 1335 egyap@psitechnologies.com.ph	At Financial Relations Board: Amy Cozamanis (310)854 8314 acozamanis@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

First Quarter 2005 Results

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	3 Months
	31-Mar-05	31-Dec-04	31-Mar-04
Sales	$19,210,744	$18,824,849	$18,863,750

Cost of Sales	$19,507,184	$19,443,372	$17,953,106

Gross Profit	$(296,439)	$(618,522)	$910,643

Operating Expense
Research and Development	$312,766	$229,723	$215,956
Stock compensation cost	$59,988	$59,988	$77,019
Administrative Expenses	$1,602,306	$1,818,999	$1,778,186
Marketing Expenses	$205,013	$195,777	$182,213
Freight Out	$54,359	$58,409

Subtotal	$2,234,432	$2,362,897	$2,253,374

Operating Profit/(Loss)	$(2,530,872)	$(2,981,419)	$(1,342,731)

Other Income / (Charges)	$(263,529)	$(839,747)	$(301,925)

Income before Tax and Minority Interest	$(2,794,400)	$(3,821,166)	$(1,644,656)
Provision for Income Tax		$(508)
Minority Interest	$5,128	$(16)	$(2,849)

Net Income	$(2,789,272)	$(3,821,691)	$(1,647,505)

EBITDA	1,351,048	1,098,360	$2,499,631

No. of Shares Fully Diluted	16,767,786	16,767,786	16,767,786

EPS	(0.17)	(0.23)	(0.10)

*	Effective in the first quarter, China-related revenues and expenses were consolidated into the Income Statement of the Company, instead of previous quarters’ practice of classifying the net result under the heading “China Expenses” in the Operating Expense section of the Company’s Income Statement. Fourth quarter 2004 results were adjusted to facilitate quarter-over-quarter comparison of performance.

PSi Technologies Holdings, Inc.

First Quarter 2005 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Mar-05 Unaudited	31-Dec-04 Unaudited
ASSETS
Cash & Cash Equivalents	380,674	2,123,191
Accounts Receivable	14,256,849	11,200,262
Notes Receivable on Sale of Land & Building	1,173,462
Inventories	7,335,039	8,292,067
Prepaid Expenses & Tax Credits	538,619	365,581

Total Current Assets	23,684,642	21,981,101

Property Plant & Equipment	137,415,954	137,789,164
Accumulated Depreciation	78,456,842	74,632,526

Property Plant & Equipment - Net	58,959,112	63,156,638

Investment & Advances	143,984	143,719
Other Assets	1,552,880	1,620,852

TOTAL ASSETS	84,340,620	86,902,310

LIABILITIES & STOCKHOLDER'S EQUITY
Accounts Payable and Other Expenses	24,835,317	22,645,617
Accounts Payable CAPEX	4,586,817	6,185,099
Bank Loans	11,800,000	11,800,000
Trust Receipts	3,096,530	3,237,411
Current Portion of Long-term Debt	615,193	885,928
Current Portion of Obligation under Capital Lease	453,793	460,873

Total Current Liabilities	45,387,649	45,214,928

Long-term liability (net of current )	1,564,306	1,564,306
Obligation Under Capital Leases (net of current)	—	—

TOTAL LIABILITIES	46,951,955	46,779,233

Minority Interest	(69,008)	(63,880)
Equity
Subtotal Equity	72,098,912	72,038,923
Subtotal Retained Earnings	(34,641,239)	(31,851,967)

TOTAL EQUITY	37,457,673	40,186,957

TOTAL LIABILITIES & S’HOLDERS’ EQUITY	84,340,620	86,902,310

PSi Technologies Holdings, Inc.

First Quarter 2005 Results

For the 3 Months ended 31-Mar-05
CASH FLOWS FROM OPERATING ACTIVITIES	—
Net Income	(2,789,272)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	(5,128)
Equity in net loss (gain) of an investee 2002
Stock compensation cost	59,988
Depreciation and amortization	3,802,006
Loss on Asset Impairment
Provision for (benefit from) deferred income tax	—
Equity in net loss (gain) of an investee	—
Change in assets and liabilities:
Decrease (increase) in:
Accounts receivables	(3,056,587)
Inventories	957,028
Other Current Assets and tax credit receivable	(173,037)
Increase (decrease) in :
Accounts payable and other expenses	2,189,699

Net cash provided by operating activities	984,697

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(3,071,940)
Proceeds from sale of Property & Equipment	1,000,000
Decrease (increase) in investments and advances	(265)
Decrease (increase) in other assets	(236,313)

Net cash used in investing activities	(2,308,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Net availment/(payments) of short-term loans	0
Trust receipts and acceptances payable	(140,881)
Net availment/(payments) of stock issuance cost	—
Net availment/(payments) of long term loan	(270,735)
Net availment/(payments) of obligation under capital leases	(7,080)

Net cash provided by (used in) financing activities	(418,696)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,742,516)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,123,191

CASH AND CASH EQUIVALENTS AT END OF PERIOD	380,674

SUPPLEMENTAL INFORMATION ON NONCASH FINANCING & INVESTING ACTIVITIES
Property and equipment acquired (paid) on account under accounts payable	(1,598,282)